FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

WOLSELEY PLC
(Translation of registrant’s name into English)

Parkview 1220, Arlington Business Park, Theale,
Reading RG7 4GA – England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission	Page 1

The following documents are filed herewith:

INDEX

DOCUMENT

Exhibit 99.1	Director’s Shareholding	October 3, 2003
Exhibit 99.2	Awards under the Long Term Incentive Scheme	October 17, 2003
Exhibit 99.3	Annual Report and Accounts and Notice of Annual General Meeting	October 17, 2003
Exhibit 99.4	Appointment of a Director	October 17, 2003
Exhibit 99.5	Director’s Shareholding	October 24, 2003
Exhibit 99.6	Shareholding in Company	October 30, 2003
Exhibit 99.7	Shareholding in Company	October 30, 2003
Exhibit 99.8	Companies House form 88(2)	October 2, 2003
Exhibit 99.9	Companies House form 88(2)	October 10, 2003
Exhibit 99.10	Companies House form 88(2)	October 10, 2003
Exhibit 99.11	Companies House form 88(2)	October 17, 2003
Exhibit 99.12	Companies House form 88(2)	October 17, 2003
Exhibit 99.13	Companies House form 88(2)	October 22, 2003
Exhibit 99.14	Companies House form 88(2)	October 24, 2003

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc (Registrant)

Dated: October 31, 2003	By: /s/ Mark J. White
Mark J. White Group Company Secretary